SECURITIES AND EXCHANGE COMMISION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                                February 20, 2003


                             SCITEX CORPORATION LTD.
                 (Translation of registrant's name into English)

                                3 Azrieli Center
                                Triangle Building
                                 Tel Aviv, 67023
                                     Israel

                    (Address of principal executive offices)



                       Indicate by check mark whether the
                            registrant files or will
                            file annual reports under
                             cover Form 20-F or Form
                                      40-F.

                          Form 20-F _X_ Form 40-F ____



   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

                                  Yes ____ No _X_

Attached to the  Registrant's  Form 6-K, and incorporated by reference herein is
the  Registrant's  press  release  dated  February  18,  2003,   announcing  the
Registrant's fourth quarter and full year 2002 results.

                                   SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                         SCITEX CORPORATION LTD.

                                                         Yahel Shachar
                                                         Chief Financial Officer


February 20, 2003

[Graphic Omitted]

                                                                            NEWS

FOR IMMEDIATE RELEASE

           SCITEX ANNOUNCES FOURTH QUARTER AND FULL YEAR 2002 RESULTS

TEL AVIV,  ISRAEL - FEBRUARY 18, 2003.  SCITEX  CORPORATION LTD. (NASDAQ & TASE:
SCIX), a world leader in industrial digital inkjet printing solutions, today announced financial results for the fourth quarter and full year ended December 31, 2002.

Revenues for the fourth quarter of 2002 were $65.6 million, an increase of 11% from $59.1 million in the fourth quarter of 2001. Operating income, before amortization of intangibles (of $0.9 million) was $0.4 million. Net loss was $28.0 million, primarily associated with a $22.3 million write-down of Scitex's carrying value of its holding in Creo Inc. to align with the decrease in Creo's market valuation (see below for further details on Creo's write-down). Revenues for the fiscal year 2002 were $242.8 million, a decrease of 5% from $256.2 million in 2001. Operating income for 2002 was $5.4 million before amortization of intangibles (of $3.3 million). Net loss was $32.0 million, of which $22.3 million associated with the writedown of Scitex's holding in Creo and $4.1 million associated with equity losses on investments in Objet Geometries Ltd. and Jemtex Ink Jet Ltd.

Geographically, the Americas contributed 40% of the yearly revenues, followed by Europe with 37% of revenues, and the Far East (including Japan) and rest of the world with 23% of revenues.

Mr. Yeoshua Agassi, President and CEO of Scitex, commented: "2002 was the second full year in which Scitex has been focusing on its industrial ink jet digital printing business activities. During the year, we demonstrated this focus by continuous investments by our primary operating subsidiaries, Scitex Digital Printing and Scitex Vision, in new products and markets; by combining the operations of Scitex Vision and Aprion Digital; and by further investment in Jemtex. We have now completed the main phase of our strategic evolutional structure change into a company specialized in industrial inkjet digital printing solutions through our subsidiaries and strategic investments."

Mr. Agassi continued: "Despite the challenging market environment, especially the capital equipment market, Scitex managed to obtain only a slightly lower annual revenues level compared to 2001 and a positive operating income, compared to several other companies in the industrial printing arena that have suffered a more significant decrease in their annual revenues. Scitex Digital Printing revenues for 2002 decreased on an annual basis compared to 2001, but the company achieved a considerable growth during the fourth quarter of 2002, increasing its revenue by an additional $10 million compared to the previous quarter. All in all, Scitex Digital Printing's revenues for the second half of 2002 were slightly higher than those for the first half of the year. Scitex Vision's revenues for 2002 decreased on an annual basis compared to 2001, as well as on a quarterly basis compared to the third quarter of 2002, but were similar to those of the second quarter of 2002 and higher than the fourth quarter of 2001."

Mr. Agassi concluded: "As for 2003, while global economic conditions remain uncertain and markets are expected to stay tough, we will exert our primary efforts to increase our revenues, as well as to improve our gross margin and profitability. In sum, I believe that Scitex enters 2003 as a more efficient company, focused on its core business in the digital printing arena, and well positioned for the time when global economic and industry conditions recover".

SCITEX'S SUBSIDIARIES

Scitex Digital Printing, Inc. (SDP)

Revenues for the fourth quarter of 2002 were $44.7 million, an increase of 15% from $39 million in the fourth quarter of 2001. Operating income, before amortization of intangibles, for the fourth quarter of 2002, was $1.3 million compared to $2.5 million (excluding also restructuring costs) for the fourth quarter of 2001.

Revenues for 2002 were $157.1 million compared to $164.6 million for 2001, reflecting a 5% decrease. Operating income, before amortization of intangibles, for 2002, was $6.1 million compared to $11.2 million (excluding also restructuring costs) for 2001.

In the fourth quarter, SDP experienced a significant increase in demand in the commercial printing marketplace in North America after over two years of weakness in capital investments in this sector. In the Far East, SDP experienced a slow year in Japan, but made great strides in the Chinese marketplace. The Chinese market will continue to be a focus for SDP in 2003.

SDP also placed a full-color Scitex VersaMark Business Color Press system in Data One, a French customer that already uses a Scitex VersaMark solution to print black output. SDP expects this installation to be a valuable point of reference for other European customers who are looking to provide high-volume dynamic color output. The release of the solvent-based Liberty and drop-on-demand-based Passport products resulted in promising initial placements in America and Europe in the fourth quarter of 2002.

Recently, SDP announced a change in leadership for its European operations with the appointment of Karl Cerny as Vice President and Managing Director. Mr. Cerny is a longtime veteran in the printing industry, having served 19 years in Xerox, including an assignment as vice president of the Xerox Production Systems Group, Europe.

SCITEX VISION LTD.

On January 1, 2003, Aprion Digital Ltd. acquired from Scitex all of the outstanding share capital of Scitex Vision Ltd. in exchange for shares in Aprion. Following the consummation of the transaction, Scitex held approximately 75% of Aprion's outstanding share capital. As the transaction with Aprion closed after year-end, the financial results for the period ended December 31, 2002 do not reflect this transaction

Revenues for the fourth quarter of 2002 were $20.9 million, an increase of 4% from $20.1 million in the fourth quarter of 2001. Operating loss, before amortization of intangibles, for the fourth quarter of 2002, was $0.3 million compared to operating loss of $1.8 million (excluding also restructuring costs) for the fourth quarter of 2001.

Revenues for 2002 were $85.7 million compared to $91.6 million for 2001, reflecting a 6% decrease. Operating income, before amortization of intangibles, for 2002, was $2.3 million compared to $6.7 million (excluding also restructuring costs) for 2001.

The fourth quarter of 2002 was marked by the preparations of Scitex Vision for the planned transaction with Aprion Digital Ltd. The detailed planning contributed substantially to a smooth transition into a combined company. The combined company, which retained the Scitex Vision name, is now operating as one integrated unit in the graphic arts and packaging market, as well as in the textile market through its partnership programs.

The fourth quarter of 2002 also marks the end of a challenging year for Scitex Vision, having to cope with adverse global economic conditions. Nevertheless, Scitex Vision generally maintained its gross margins on an annual base on a slightly less than yearly average level of revenues.

Following the end of the year, Scitex Vision's VEEjet, a digital printer utilizing UV ink and a manual sheet-fed system for printing on rigid and flexible media, began its beta testing programs at customer sites.

Recently, Scitex Vision appointed Steve Zunde as President of Scitex Vision America. Mr. Zunde brings with him a wide global management experience in the graphic arts industry, including serving as President of the Digital Division of KBA North America. Prior thereto, Mr. Zunde was President of Anchor Chemicals, the printing chemicals division of International Paper Co.

INDUSTRIAL INK JET COMPANIES

Jemtex Ink Jet Printing Ltd.

Jemtex develops industrial digital printing systems, based on its novel Continuous Ink Jet technology. During 2002, Jemtex focused on the development of a printing bar for the heavyduty digital textile printing market - the JemBar, as well as on the continuation of the project to develop a digital system for the decorative ceramic tile printing market, together with strategic partners. Jemtex began to recognize revenues in 2002.

In the fourth quarter of 2002, Scitex signed an agreement to invest $2.4 million in Jemtex, coupled with options for Scitex to invest an additional $1.6 million. Following the $2.4 million investment, Scitex currently owns 49.8% of Jemtex.

Objet Geometries Ltd.

Objet develops and manufactures rapid prototyping ink jet printers for the creation of threedimensional models. During 2002, Objet installed tens of systems throughout the world, mainly in the Far East, and Objet recognized revenues for the first time in the fourth quarter. Scitex currently owns 17.4% of Objet.

OTHER INVESTMENTS

CREO INC.

For Creo's first fiscal quarter of 2003 (ended December 31, 2002), Creo reported revenues of $142.8 million compared to revenues of $139.5 million in the first fiscal quarter of 2002 and $138.4 million in previous quarter. Creo's adjusted earnings for the first quarter were $2.4 million or $0.05 per share (diluted). The adjusted earnings exclude the effect of intangibles amortization, restructuring and business integration costs, the royalty arrangement with the Office of the Israeli chief Scientist, equity loss on investments, and their tax effects.

With effect from December 1, 2001, Scitex has accounted for the Creo investment as "available for sale" for which changes in its share price value are recorded to shareholders' equity. Gain or loss from this investment is recognized in the event of a sale or in the event of impairment in value, which has other-than temporary in nature. Due to the decrease in the market price of Creo's shares for some time, Scitex was required in the fourth quarter of 2002 to recognize a loss that amounted to $22.3 million. Creo's share price in Scitex's books after recording the loss is $8.17 per share (Creo's share price on NASDAQ at December 31, 2002). Following the release of Creo's financial results for the first fiscal quarter of 2003, Creo's share price fell significantly and as at February 14, 2003, Creo's share price on NASDAQ is $6.58. Scitex holds 12.7% in Creo's outstanding share capital.

BALANCE SHEET AND CASH FLOW

Scitex's cash and cash equivalents as at the end of 2002, on a consolidated basis, remained the same compared to the third quarter of 2002. During the fourth quarter, receivables increased, mainly due to increased revenue level, extended payments terms, and VAT returns. Inventory was slightly increased.

CONFERENCE CALL

Scitex will be holding a conference call to discuss its fourth quarter 2002 and full year results on Thursday, February 20, 2003 at 10:00 a.m. EST (7:00 a.m. Pacific time, 3:00 p.m. GMT, 5:00 p.m. Israel time). All interested parties will have the opportunity to listen to a live simultaneous Webcast of the conference call by connecting online through www.scitex.com. A replay of the conference call will be available shortly after the call during the seven days following the conference call (until midnight February 27, 2003) at the following numbers:


                             US:          1 800  475-6701
                             Intl:        1 320  365-3844
                             Access code: 672899 5

ABOUT SCITEX CORPORATION LTD.

Scitex Corporation Ltd., is a world leader in digital industrial inkjet printing solutions. Through its subsidiaries and strategic investments, Scitex strengthens its market position in this specialized sector. Scitex shares trade on NASDAQ and The Tel Aviv Stock Exchange under the symbol SCIX. For more information, please visit our Web site at www.scitex.com.

EXCEPT FOR THE HISTORICAL INFORMATION HEREIN, THE MATTERS DISCUSSED IN THIS NEWS RELEASE INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS THAT ARE BASED ON VARIOUS ASSUMPTIONS (SOME OF WHICH ARE BEYOND THE COMPANY'S CONTROL) MAY BE IDENTIFIED BY THE USE OF
FORWARD-LOOKING TERMINOLOGY, SUCH AS "MAY", "CAN BE", "WILL", "EXPECTS", "ANTICIPATES", "INTENDS", "BELIEVES", "PROJECTS", "POTENTIAL", "ARE OPTIMISTIC" AND SIMILAR WORDS AND PHRASES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN FORWARD-LOOKING STATEMENTS DUE TO A VARIETY OF FACTORS, INCLUDING, BUT NOT LIMITED TO, (1) RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT, (2) MARKET ACCEPTANCE OF NEW PRODUCTS AND CONTINUING PRODUCT DEMAND, (3) THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, (4) CHANGES IN DOMESTIC AND FOREIGN ECONOMIC AND MARKET CONDITIONS, (5) TIMELY DEVELOPMENT AND RELEASE OF NEW PRODUCTS BY STRATEGIC SUPPLIERS, (6) THE IMPACT OF THE COMPANY'S ACCOUNTING POLICIES, AND
(7) THE OTHER RISK FACTORS DETAILED IN THE COMPANY'S MOST RECENT ANNUAL REPORT AND OTHER FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION. EXCEPT AS MAY BE REQUIRED BY LAW, THE COMPANY DOES NOT UNDERTAKE, AND SPECIFICALLY DISCLAIMS, ANY OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS WHICH MAY BE MADE TO ANY FORWARD-LOOKING STATEMENTS TO REFLECT THE OCCURRENCE OF ANTICIPATED OR UNANTICIPATED EVENTS OR CIRCUMSTANCES AFTER THE DATE OF SUCH FORWARD-LOOKING STATEMENTS.

Scitex and the Scitex logo are registered trademarks and service marks of Scitex Corporation Ltd. Scitex Vision and VEEjet are trademarks of Scitex Vision Ltd. Scitex VersaMark, Business Color Press, Liberty and Passport are registered trademarks or trademarks of Scitex Digital Printing, Inc.

CONTACTS

SCITEX CORPORATION LTD.

Yahel Shachar                                Dalit Yehuda
Chief  Financial Officer                     Corporate  Assistant
Tel:       +972 3 607-5755                   Tel:       +972 3 607-5755
Fax:       +972 3 607-5756                   Fax:       +972 3 607-5756
E-mail:    yahel.shachar@scitex.com          E-mail: dalit.yehuda@cii.co.il



                               (TABLES TO FOLLOW)

SCITEX CORPORATION LTD. (AN ISRAELI COMPANY) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(U.S.  DOLLARS IN THOUSANDS,  EXCEPT PER SHARE DATA)

                                                        QUARTER ENDED DEC. 31,          YEAR ENDED DEC. 31,
                                                         2002           2001           2002          2001(*)
                                                      (UNAUDITED)    (Unaudited)     (AUDITED)      (Audited)
-------------------------------------------------------------------------------------------------------------
REVENUES
  Sales                                                $ 38,595       $ 34,324      $ 140,352      $ 160,996
  Service and supplies                                   27,009         24,793        102,420         95,218
                                                       --------       --------      ---------      ---------
TOTAL REVENUES                                           65,604         59,117        242,772        256,214
                                                       --------       --------      ---------      ---------

COST OF REVENUES
  Cost of sales                                          19,037         17,316         71,034         77,190
  Cost of service and supplies                           19,153         18,385         73,460         70,363
                                                       --------       --------      ---------      ---------
TOTAL COST OF REVENUES                                   38,190         35,701        144,494        147,553
                                                       --------       --------      ---------      ---------

GROSS PROFIT                                             27,414         23,416         98,278        108,661

EXPENSES
  Sales and marketing                                    12,060         11,788         43,848         46,960
  General & administrative                                8,158          6,061         24,710         24,370
  Research and development, net                           6,799          6,109         24,292         25,471
  Reorganization costs                                        0          1,719              0          1,719
  Amortization of goodwill and other intangibles            887         18,099          3,319         26,974
                                                       --------       --------      ---------      ---------

OPERATING INCOME (LOSS)                                    (490)       (20,360)         2,109        (16,833)

  Financial income (expense) - net                         (528)        (1,052)        (2,036)        (2,889)
  Other income (expenses) - net                         (25,626)        (6,497)       (26,453)       (13,034)
  Writedown of equity investment                                                                    (149,704)
                                                       --------       --------      ---------      ---------

INCOME (LOSS) BEFORE TAXES ON INCOME                    (26,644)       (27,909)       (26,380)      (182,460)

  Taxes on income                                           345            600          1,544          3,054
                                                       --------       --------      ---------      ---------
                                                        (26,989)       (28,509)       (27,924)      (185,514)
  Share in losses of equity investments                  (1,036)        (8,093)        (4,106)       (67,506)
                                                       --------       --------      ---------      ---------
INCOME (LOSS) FROM CONTINUING OPERATIONS                (28,026)       (36,602)       (32,030)      (253,020)

INCOME FROM DISCONTINUED OPERATIONS -  DISPOSAL
                                                       --------       --------      ---------      ---------
NET INCOME (LOSS)                                      ($28,026)      ($36,602)     ($ 32,030)     ($253,020)
                                                       ========       ========      =========      =========

                                                       --------       --------      ---------      ---------
EARNINGS (LOSS) PER SHARE - BASIC:                       ($0.65)        ($0.85)        ($0.74)        ($5.88)
                                                       ========       ========      =========      =========

                                                       --------       --------      ---------      ---------
EARNINGS (LOSS) PER SHARE - DILUTED:                     ($0.65)        ($0.85)        ($0.74)        ($5.88)
                                                       ========       ========      =========      =========

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING (IN THOUSANDS) - BASIC AND DILUTED           43,018         43,018         43,018         43,018
                                                       ========       ========      =========      =========

(*) In January 2002, the Company changed its method of accounting for an investment from cost to equity, as required by generally accepted accounting principles. The prior year financial statements reflect the retroactive adoption of the equity method.

CONSOLIDATED BALANCE SHEETS
---------------------------
(U.S. DOLLARS IN THOUSANDS)

                                                      DECEMBER 31   December 31
                                                         2002          2001(*)
                                                       (AUDITED)     (Audited)
                                                       ---------     ---------

ASSETS
------

  Current assets:
    Cash and cash equivalents                          $  30,969      $  61,592
    Short-term investments                                 2,561          2,517
    Restricted deposit                                    20,203
                                                       ---------      ---------

      Total cash and short-term investments               53,733         64,109

    Trade receivables - net                               95,054         76,783
    Other receivables                                      9,900          7,262
    Inventories                                           51,561         52,911
    Deferred income taxes                                 20,974         20,765
                                                       ---------      ---------

                                                         231,222        221,830

  Investments and other non-current assets                67,012         99,044

  Property and equipment - net                            36,857         41,654

  Goodwill and other intangible assets - net              34,465         35,262
                                                       ---------      ---------
                                                       $ 369,556      $ 397,790
                                                       =========      =========
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

  Current liabilities:
    Short term debt and current maturities             $  37,184      $  33,649
    Current maturity of Creo note                         18,523
    Trade payables                                        22,200         18,668
    Accrued and other liabilities                         57,011         55,804
                                                       ---------      ---------

                                                         134,918        108,121
                                                       ---------      ---------


  Long-term liabilities:
    Banks                                                  5,493          4,500
    Creo note                                                            17,579
    Deferred income taxes                                  5,033          4,835
    Other                                                  2,933          2,593
                                                       ---------      ---------
                                                          13,459         29,507

  Shareholders' equity:
    Share capital                                          6,205          6,205
    Capital surplus                                      364,619        364,619
    Accumulated other comprehensive income (loss)            801          7,754
    Retained earnings (accumulated deficit)             (146,239)      (114,209)
    Treasury stock at cost                                (4,207)        (4,207)
                                                       ---------      ---------

                                                         221,179        260,162
                                                       ---------      ---------

                                                       $ 369,556      $ 397,790
                                                       =========      =========

(*) In January 2002, the Company changed its method of accounting for an investment from cost to equity, as required by generally accepted accounting principles. The prior year financial statements reflect the retroactive adoption of the equity method.

SCITEX DIGITAL PRINTING, INC.

US Dollar in Thousands

                                                        THREE MONTHS ENDED      TWELVE MONTHS ENDED
                                                           DECEMBER 31              DECEMBER 31

                                                       2002         2001         2002         2001
                                                     Unaudited    Unaudited     Audited      Audited
REVENUES
Equipment                                              26,659       22,195       87,504      101,242
Service and Consumables                                18,090       16,839       69,606       63,354
                                                     --------     --------    ---------    ---------
TOTAL REVENUES                                         44,749       39,034      157,111      164,596

GROSS PROFIT                                           17,783       15,808       58,538       64,852

EXPENSES:
S,G&A                                                  11,715        8,403       35,165       34,217
Research and Development                                4,720        4,873       17,232       19,389

OPERATING INCOME
BEFORE RESTRUCTURING COSTS AND
AMORTIZATION OF INTANGIBLES                             1,348        2,533        6,141       11,246

Restructuring costs                                       679          679
Amortization of and write-down of Intangibles             155          882          375        3,528
                                                     --------     --------    ---------    ---------

OPERATING INCOME                                        1,193          972        5,767        7,039
                                                     ========     ========    =========    =========

SCITEX VISION LTD.

US Dollar in Thousands

                                                        THREE MONTHS ENDED      TWELVE MONTHS ENDED
                                                           DECEMBER 31              DECEMBER 31
                                                       2002         2001         2002         2001
                                                     Unaudited    Unaudited     Audited      Audited
REVENUES

Equipment                                              11,936       12,129       52,847       59,753
Service and Consumables                                 8,919        7,954       32,814       31,865
                                                     --------     --------     --------     --------
TOTAL REVENUES                                         20,855       20,082       85,661       91,618

GROSS PROFIT                                            9,631        7,608       39,740       43,810

EXPENSES:
S,G&A                                                   7,897        8,273       30,357       31,285
Research and Development                                2,079        1,182        7,033        5,866

OPERATING INCOME
BEFORE RESTRUCTURING COSTS AND
AMORTIZATION OF INTANGIBLES                              (345)      (1,846)       2,350        6,660

Restructuring costs                                       540          540
Amortization of and write-down of Intangibles             732       17,217        2,944       23,447
                                                     --------     --------     --------     --------

OPERATING (LOSS) INCOME                                (1,077)     (19,603)        (594)     (17,327)
                                                     ========     ========     ========     ========

INVESTMENTS AT DECEMBER 31, 2002

US Dollars in Thousands

                                 TOTAL          HOLDING AT
                               INVESTMENT    DECEMBER 31, 2002
COMPANY

Creo Inc.                       196,915           12.7%
Aprion Digital Ltd.               3,238           42.5%
Jemtex Ink Jet Ltd.               7,800           49.8%
Objet Geometries Ltd.             8,667           17.4%
RealTimeImage Ltd.                5,300           14.9%
InfoBit Ltd.                      1,000           21.3%
XMPie Inc.                          500           19.4%
Dor Capital Ventures              2,400